FILED BY JAMES HARDIE INDUSTRIES N.V.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY:
JAMES HARDIE INDUSTRIES N.V.
(REGISTRATION NO. 333-160177)
Dear
Proposed change to James Hardie’s domicile
You may be aware that, for some time now, James Hardie has been considering the issue of its corporate domicile. After an extensive review, the company has today announced that its directors have determined to seek shareholder approval for a two-stage proposal to (a) transform James Hardie to a European Company, and then (b) move its corporate domicile from The Netherlands to Ireland.
As well as providing you with details of the proposal in the attached company statement, I want to reassure you that:
•	the proposal will not change our day-to-day operations here in Australia. We will continue to focus on producing industry-leading fibre cement building materials and working with you to create a Smarter Way to Build;

•	James Hardie remains committed to the company’s Australian operations. Moving the corporate domicile does not change this; and

•	Importantly, the Proposal will not change the overall commitment of James Hardie to make contributions to the Asbestos Injuries Compensation Fund under the Amended and Restated Final Funding Agreement.
I encourage you to read the company statement attached, and contact me or your James Hardie representatives if you have any questions, or would like to be directed to additional information.
Yours sincerely
Shane Dias
General Manager — Australia

Disclaimer: Forward looking statements
This presentation, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie’s transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie’s Registration Statement (described below under the heading “Additional information and where to find it”) include but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;

•	required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which we operate;

•	the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;

•	general economic and market conditions;

•	the supply and cost of raw materials;

•	the success of research and development efforts;

•	reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally; compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of our customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in our key management personnel;

•	inherent limitations on internal controls; use of accounting estimates;

•	and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with the Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary Explanatory Memorandum/Prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.
While there is no new issue of securities involved in the Proposal under Australian law, under the US federal security law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the registration statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries N.V., Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.

All material documents filed with the SEC also will be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the registration statement.